Exhibit 99.1

Key information relating to change of ISIN and CUSIP

2 July 2024

Reference is made to the stock exchange announcement made by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on 1 July 2024 regarding the successful completion of the discontinuance of the Company from Bermuda and continuance to Singapore (the "Redomiciliation").

The Redomiciliation entails a change of the ISIN code for the Company's shares traded on the Oslo Stock Exchange and a change of the CUSIP code for the shares traded on the New York Stock Exchange. Please note the following key information regarding the ISIN and CUSIP change:

Issuer: BW LPG Limited

Previous ISIN: BMG173841013

New ISIN: SGXZ69436764

Date of ISIN change: 5 July 2024

Previous CUSIP: G17384101

New CUSIP: Y10230103

Date of CUSIP change: 5 July 2024

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.